KONECRANES®
Lifting Businesses™

FILE 82-4297

SUPPL

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

December 17, 2007

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company October 22 and 31, November 15 and December 4, 2007.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC

Paul Lönnfors
IR Manager

1/3

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

KONECRANES APPOINTS JAANA RINNE AS DIRECTOR, TALENT MANAGEMENT

Jaana Rinne, M.Sc. (Econ.), has been appointed Director, Talent Management and member of the Group Executive Board at Konecranes Plc. Ms Rinne will be responsible for all human resources matters, including competence development and administration. Ms Rinne will take up her new position on December 4, 2007.

Ms Rinne moves to her new duties from the position of Director, Human Resources at Business Area Service. Ms Rinne has worked for the company since 1986, during 1986-1997 with different duties in finance and since 1997 in human resources, first in Business Area Standard Lifting and since 2004 in Service.

"Jaana Rinne's extensive experience of our organization and strong track record in her previous duties provide her with outstanding potential for developing our personnel" says Konecranes Group President and CEO Pekka Lundmark.

Peggy Hansson, Director, Competence Development and member of the Konecranes Group Executive Board, has informed the company that she will leave her position in February 2008.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2006, Group sales totaled EUR 1483 million. The Group has 8,000 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Pekka Lundmark, President & CEO, tel. +358 20 427 2000

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

KONECRANES APPOINTS PEKKA LETTIJEFF AS CHIEF PROCUREMENT OFFICER

Pekka Lettijeff has been appointed Chief Procurement Officer (CPO) at Konecranes Plc. His areas of responsibility will include all direct and indirect purchasing across the Konecranes Group. Mr Lettijeff will be a member of the Konecranes Group Executive Board and will report to Pekka Lundmark, President & CEO. Mr Lettijeff will start in his new position on 1 February 2008.

Mr Lettijeff has worked at Nokia Networks since 2001 and is currently the Head of Global Purchasing at Nokia Siemens Networks. Mr Lettijeff has previously acted as VP Global Supply and Purchasing at Astra Zeneca, and several executive positions in General Motors Worldwide Purchasing and Saab Automobile in USA, Germany and Sweden. Mr Lettijeff is 46 years old.

"Pekka Lettijeff posesses a unique combination of procurement experience in telecom network infrastructure, automotive and medical industries," says Pekka Lundmark. "He is therefore especially well suited for developing the Konecranes procurement to the next ambition level", he concludes.

This press release together with a downloadable picture of Mr Lettijeff and his CV is available at our website www.konecranes.com

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2006, Group sales totaled EUR 1483 million. The Group has 8,000 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Pekka Lundmark, President and CEO, tel. +358 20 427 2000
Pekka Lettijeff, Chief Procurement Officer, tel. +358 40 841 2309

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

KONECRANES PLC ACQUIRES COMPANY'S OWN SHARES

The Board of Directors of Konecranes Plc has today decided, in accordance with the authorization granted by the Annual General Meeting on 8 March, 2007, to repurchase a maximum amount of 1,800,000 Company's own shares, which corresponds to approx. 3.0 percent of all the outstanding shares of the Company. In addition, Konecranes Plc holds at the moment 742,600 Company's own shares. The shares will be purchased with the Company's non-restricted equity. The repurchase will reduce the Company's distributable non-restricted equity.

The repurchase of shares will be executed at the market price in public trading on the OMX Nordic Helsinki Exchange. The Company's own shares will be repurchased to be used as compensation in possible acquisitions or other arrangements, or to develop the capital structure of the Company including possible cancellation of shares. Therefore there is a weighty financial reason for the repurchase of own shares.

The repurchase of own shares will start no earlier than 8 November, 2007 and end no later than 29 February, 2008.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2006, Group sales totaled EUR 1483 million. The Group has 8,000 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +35820 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

KONECRANES PLC: JANUARY - SEPTEMBER 2007 INTERIM REPORT

- Third consecutive all time high order intake quarter: 25.6 % growth to 506.4 (Q3/06: 403.4) MEUR
- Q3 Net Sales up 10 % to 424.4 (385.8) MEUR
- Q3 EBIT: 45.5 (31.2) MEUR, and EBIT margin 10.7 (8.1) %
- Rolling 12-month return on capital employed 42.0 (26.6) %
- Gearing decreased to 22.4 (Q3/06:75.8) %
- Outlook: Q4 Sales are expected to clearly exceed both Q3/2007 and Q4/2006. 2007 sales growth is expected to be somewhat below 20%, with improved profitability. The 2007 EBIT margin is expected to be close to or to slightly exceed 9.5 percent, excluding the 17,6 MEUR capital gain on the sale of real estate.

EUR million	Third quarter 7-9/ 2007	7-9/ 2006	Change %	First 9 months 1-9/ 2007	1-9/ 2006	Change %	LY 2006
SALES							
Service	156.3	136.6	14.4	455.7	365.1	24.8	526.6
Standard Lifting	177.6	153.2	15.9	491.8	398.9	23.3	558.4
Heavy Lifting	118.5	125.3	-5.4	361.4	328.1	10.1	490.8
Internal Sales	-28.1	-29.2		-81.9	-69.7		-93.3
Sales total	424.4	385.8	10.0	1 227.0	1 022.4	20.0	1 482.5
Operational profit	45.5	31.2	46.0	114.4	66.2	72.8	105.5
Operational profit margin	10.7 %	8.1 %		9.3 %	6.5 %		7.1 %
Gain on the sale of real estate				17.6			
Operating profit (EBIT)	45.5	31.2	46.0	131.9	66.2	99.4	105.5
EBIT margin	10.7 %	8.1 %		10.8 %	6.5 %		7.1 %
Share of result of associates and joint ventures	0.4	0.1		0.7	0.4		0.7
Interests, net	-2.5	-2.9		-7.3	-7.4		-9.5
Other financial income and expenses	-1.8	0.5		-3.4	-0.8		-1.6
Profit before taxes	41.5	28.9	43.6	121.9	58.5	108.5	95.1
Taxes	-12.0	-8.7		-35.4	-17.6		-26.5
Net profit for the period	29.5	20.3	45.7	86.6	40.9	111.5	68.6
Earnings per share, basic (EUR)	0.49	0.35		1.45	0.70		1.17
Earnings per share, diluted (EUR)	0.48	0.34		1.43	0.69		1.15
ORDERS RECEIVED							
Service	138.7	117.9	17.6	425.1	326.1	30.4	448.5
Standard Lifting	201.7	157.2	28.3	597.4	455.1	31.3	592.7
Heavy Lifting	195.4	150.9	29.5	465.4	390.4	19.2	519.2
Internal Orders	-29.3	-22.7		-86.9	-66.2		-87.7
Orders received Total	506.4	403.4	25.6	1401.0	1 105.3	26.8	1 472.8
Order Book at end of period	794.8	681.9	16.6	794.8	681.9	16.6	571.6

Pekka Lundmark, President & CEO comments:

"We have once again every reason to be satisfied with the quarter we are reporting. General market conditions remained strong, and we were able to book, for the first time in the company's history, orders worth over half a billion euros in one quarter.

This gives a solid base for continued growth in 2008. Demand continues to be geographically well balanced. Asia-Pacific had the strongest relative growth in orders, but the two higher volume regions, i.e. Americas, and Europe, Middle East & Africa also posted good growth figures.

The 10.7 % operating margin in the third quarter boosted the rolling 12-month margin to 9.1 %, already close to our published 10 % target. This would not have been possible without a scalable business model that enables cost efficient capacity ramp up.

Both Service and Standard Lifting now have a structure where costs grow more slowly than sales. Standard Lifting's 23 % sales growth in the first three quarters of the year was achieved with a personnel increase of only 2 %. In Service, we have increased capacity by adding 522 service technicians to our organization in the last 12 months. The total number of technicians is now 3,082. This is a real competitive advantage: our industry's largest service team, ready to take advantage of the industry mega trend of customers continuously looking for new outsourcing opportunities. Fixed costs in Service are growing more slowly than sales.

The nature of the Heavy Lifting business is more volatile, with wider quarterly fluctuations than in the two other businesses. While we cannot be satisfied with Heavy Lifting's result in Q3, we note that Heavy Lifting has generated an EBIT of EUR 18.4 million in the first three quarters of the year. Capital employed in this business remained at a low level, and the return on capital matched that of Standard Lifting."

Summary of Konecranes' financial performance in the third quarter of 2007:

Overall, strong demand for Konecranes' products and services continued. Konecranes posted record-high order intake for the third consecutive quarter with growth of 25.6 % to EUR 506.4 million. Orders increased in all Business Areas, and growth was well balanced between the geographical regions. Consolidated third quarter net sales increased by 10 percent in comparison to the corresponding period last year. The Business Areas Service and Standard Lifting posted double-digit sales growth. Heavy Lifting's third quarter sales were somewhat lower, because of the timing of certain large project deliveries and the availability of components from some key suppliers.
Capacity constraints and component bottlenecks also dampened the growth somewhat in Standard Lifting. The key constraint in Service growth continues to be the availability of service technicians.

The third quarter EBIT margin was 10.7 % compared to 8.1 % in the third quarter of 2006. Volume growth and higher efficiency were the main contributors to the profitability improvement. Price increases offset higher cost of labor, raw material and components. The profitability improvement in Service and Standard Lifting was strong. Due to the project-oriented nature of the business, the profit generation in Heavy Lifting is more volatile than in the other two businesses. Third quarter EBIT was lower than in the previous year, due to lower sales and higher than expected costs in certain process crane projects. However, due to high capital efficiency, return on capital employed in Heavy Lifting on a rolling 12-month basis matched that of Standard Lifting.

Higher EBIT margins in combination with efficient capital management boosted return on capital employed to 42.0 (26.6)% and return on equity to 47.5 (34.7) % on a rolling twelve-month basis. Gearing decreased to 22.4 % compared with 75.8 % for the corresponding period last year and 39.3 % at the end of the second quarter 2007.

Outlook for 2007

The scheduled equipment and service deliveries are expected to boost Q4/2007 sales well over sales in Q3/2007 and also Q4/2006. Total year 2007 sales growth is expected to be somewhat below 20 %, with improved profitability. The 2007 Group EBIT margin is expected to be close to or to slightly exceed 9.5 percent excluding the 17.6 MEUR capital gain on the sale of real estate.

Konecranes' main risks regarding 2007 sales and profitability are the availability and prices of certain subcontracted components.

Interim Report January-September 2007

Change in Reporting Method

Due to changes in the Business Area reporting method described below, the sales, orders and operating profit comparison figures in this report deviate from the figures reported in 2006 for the Business Areas Service and Standard Lifting. The aggregate and Heavy Lifting figures are not affected.

As of January 1, 2007, Konecranes-branded spare parts are reported in the Service Business Area, while they were earlier partly included in Service and partly in *Standard Lifting*. The 2006 quarterly comparison figures for Service and Standard Lifting according to the new reporting structure are presented in the table below.

	Q1 2006	Q2 2006	Q3 2006	Q4 2006
Service				
Orders received, MEUR	99.8	108.3	117.9	122.5
Net sales, MEUR	105.6	122.9	136.6	161.4
Operating income, MEUR	8.7	12.3	14.4	17.6
Operating margin, %	8.2	10.0	10.5	10.9
Standard Lifting				
Orders received, MEUR	142.6	155.3	157.2	137.7
Net sales, MEUR	114.0	131.7	153.2	159.5
Operating income, MEUR	8.0	12.0	15.3	16.2
Operating margin, %	7.0	9.1	10.0	10.2

In addition, the geographical segment reporting structure has been changed from the beginning of 2007. The new geographical segments are Europe, Middle East, Africa (EMEA), Americas (AME) and Asia-Pacific (APAC). The earlier structure was Nordic and Eastern Europe, EU (excl. Nordic), Americas, and Asia-Pacific. The 2006 quarterly sales comparison figures according to the new geographical segmentation are presented in the table below.

	Q1 2006	Q2 2006	Q3 2006	Q4 2006
EMEA	170.1	195.3	187.9	227.8
AME	90.1	105.8	148.0	168.5
APAC	36.6	38.8	50.0	63.8
Total	296.7	339.9	385.8	460.1

The restated 2006 APAC sales figures differ from the figures reported in 2006 as sales in Africa and the Middle East have been shifted from APAC to EMEA.

Group Structure

MMH Holdings, Inc was consolidated into the Konecranes Group figures as of 1 June, 2006. Therefore, the comparison figures for January-September 2006 include MMH only for the period June-September. MMH accounted for roughly 6 percentage points of the reported 20 percent sales growth and the 27 percent order growth for January-September 2007. Approximately 60 percent of MMH's sales and orders are included in the Service Business Area, and the remainder is fairly evenly split between Standard Lifting and Heavy Lifting.

Acquisitions

During the first half year in 2007, Konecranes made four business acquisitions. The most important of these was the acquisition of a straddle carrier manufacturer in Germany, Consens Transport Systeme. In January, Konecranes also acquired the maintenance service business of a small Swedish-based company, El&Travers. In March, Konecranes made an asset purchase agreement with Spanish company Sistemas de Elevación, operating in the field of port service. In June, Konecranes signed an agreement to acquire 19 percent of the share capital of the crane manufacturing company Dynamic Crane Systems Ltd (DCS) in South Africa. The agreement includes an option to acquire the remaining shares in the company at a later stage.

During the third quarter, Konecranes made four acquisitions. Finnish container handling software specialist Savcor One Oy was acquired in July. During July, Konecranes also strengthened its position in the machine tool service (MTS) business by acquiring two MTS companies in Scandinavia, Reftele Maskinservice AB in Sweden and Kongsberg Automation AS in Norway. The fourth acquisition was an agreement to acquire the port service business of the Italian company Technical Services S.r.l.

Market Review

Overall, market demand for Konecranes' products and services remained strong during the third quarter. Demand improved in all geographical regions and in almost all customer industries.

Continued high investment activity in the general manufacturing customer segment supported strong growth in standard lifting equipment across all geographical regions. Booming shipyard investments contributed to stronger demand, particularly in the Asia-Pacific region. Port demand continued at a high level, and Konecranes benefited from the high investment activity in Russia. High raw material prices supported activity in the mining, primary metals, and metal warehousing customer segments. Konecranes also benefited from strong demand for process cranes in Russia. The high oil price and energy shortages in many parts of the world resulted in continued strong order activity in the power and petrochemicals industries. There was no major change in the demand from the paper and automotive industries, which remained at a low level.

Orders Received, Order Book and Contract Base

The third quarter order intake rose 25.6 percent to an all time high of EUR 506.4 (Q3 2006: 403.4) million, with acquisitions contributing less than three percentage points. Combined with the favorable order intake achieved in the first half of 2007, this increased the January-September order intake by 26.8 percent to EUR 1,401.0 (1-9 2006: 1,105.3) million. Strong demand, a broader geographical presence, and a competitive product range contributed to the very strong order growth. Order intake increased in all geographical regions and Business Areas. Heavy Lifting's order intake rose considerably versus the second quarter of 2007. A few large orders for port and shipyard equipment combined with strong overall order intake raised orders to a record-high level.

Orders Received by Business Areas, MEUR

	Q3 2007	Q3 2006	Change percent	1-9 2007	1-9 2006	Change percent
Service	138.7	117.9	+17.6	425.1	326.1	+30.4
Standard Lifting	201.7	157.2	+28.3	597.4	455.1	+31.3
Heavy Lifting	195.4	150.9	+29.5	465.4	390.4	+19.2
Internal	-29.3	-22.7		-86.9	-66.2	
Total	506.4	403.4	+25.6	1401.0	1105.3	+26.8

The value of the order backlog at the end of September was EUR 794.8 (end of September 2006: 681.9) million. The order backlog rose 16.6 percent year-on-year and 39.0 percent from the end of 2006.

The order book increased in all Business Areas. The Standard Lifting order book continued to increase because of the high order intake growth. Heavy Lifting's strong order intake in the third quarter resulted in a significant increase in the order book compared to the end of the second quarter.

The Service contract base continued to show solid growth, in terms of both units and value. At the end of September 2007, there were 287,460 (Q3/2006: 259,141) cranes and hoists included in the annual maintenance contract base, for a value of nearly EUR 104 million.

Order Book by Business Areas, MEUR

	Sept 2007	Sept 2006	Change percent	Dec 31,2006
Service	122.8	119.9	2.4	101.1
Standard Lifting	267.7	202.7	32.1	174.6
Heavy Lifting	434.3	413.6	5.0	349.9
Internal	-29.9	-54.3		-53.9
Total	794.8	681.9	16.6	571.6

Sales

Third quarter net sales rose 10 percent to EUR 424.4 (385.8) million. Sales growth was the result of both higher volumes and prices. Acquisitions had only a marginal impact on sales growth. The summer holiday period had the usual negative seasonal effect on sales and production output. Sales rose clearly in the Europe, Middle East and Africa region. Sales in the Americas decreased from the high level in the corresponding period last year, due to lower deliveries of port equipment and the weaker USD/EUR rate. Sales in the Asia-Pacific region were roughly at the same level as in the third quarter of 2006. Net sales in January-September rose 20 percent to EUR 1,227.0 (1,022.4) million.

Third quarter Service sales were supported by growth in the service contract base, and by the strong order growth in the first half of 2007. The need for additional service personnel is limiting sales growth in Service.

Third quarter sales growth continued at a high level in Standard Lifting because of strong market demand and a competitive product offering. Capacity constraints limited sales growth in Standard Lifting.

Heavy Lifting's third quarter sales were somewhat lower than in the corresponding period last year, because of the timing of certain large project deliveries and the availability of components from some key suppliers.

Net Sales by Business Area, MEUR

	Q3 2007	Q3 2006	Change percent	1-9 2007	1-9 2006	Change percent
Service	156.3	136.6	14.4	455.7	365.1	24.8
Standard Lifting	177.6	153.2	15.9	491.8	398.9	23.3
Heavy Lifting	118.5	125.3	-5.4	361.4	328.1	10.1
Internal	-28.1	-29.3		-81.9	-69.7	
Total	424.4	385.8	10.0	1 227.0	1 022.4	20.0

Net Sales by Region, MEUR

	Q3 2007	Q3 2006	Change percent	1-9 2007	1-9 2006	Change percent
EMEA	238.6	187.9	27.0	653.8	553.2	18.2
AME	135.4	148.0	-8.5	430.2	343.8	25.1
APAC	50.4	50.0	0.8	143.0	125.3	14.1
Total	424.4	385.8	10.0	1 227.0	1022.4	20.0

Profitability

The Group's third quarter operating income (EBIT) rose to EUR 45.5 (31.2) million, representing 10.7 (8.1) percent of sales. Higher volumes were the main driver of the improved margin. Increased productivity continued to improve profitability. Changes in currency exchange rates had a slight negative impact on operating income. Unallocated Group costs decreased to 1.4 (1.5) percent of sales.

On April 30, 2007, Konecranes finalized the sale of properties located in Hyvinkää, Hämeenlinna and Urjala, Finland. The aggregate sales price was EUR 31.4 million. As a result of the transaction, a capital gain of EUR 17.6 million has been booked in the second quarter Group EBIT, representing EUR 13.0 million after taxes. To facilitate an evaluation of the profitability development disregarding this capital gain, Operational EBIT is reported separately in this section. The segmentation information tables include the Business Area profits, both including and excluding this capital gain.

Group EBIT in January-September amounted to EUR 131.9 (66.2) million, including the capital gain of EUR 17.6 million booked in the second quarter Excluding the capital gain, EBIT amounted to EUR 114.4 (66.2) million, representing 9.3 (6.5) percent of sales.

Service's third quarter EBIT margin rose to 13.6 (10.5) percent. Higher volumes and increased productivity continued to be the main drivers of the improvement.

Standard Lifting's third quarter EBIT margin rose to 15.8 (10.0) percent. Higher volumes were the main reason for Standard Lifting's improvement, as fixed costs increased significantly less than sales. Both stronger market demand and a higher market share contributed to higher volumes. Improved productivity and cost-competitiveness boosted profitability. The high proportion of component sales also contributed to the improvement. The impact of higher input costs was offset by price increases.

Due to the project-oriented nature of the business, the quarterly margins in Heavy Lifting are clearly more volatile than in the other businesses. Third quarter EBIT margin was lower than in the previous year (3.8 vs. 6.6 percent), due to lower sales and higher than expected costs in certain process crane projects. However, due to high capital efficiency, return on capital employed in Heavy Lifting on a rolling 12-month basis was roughly on the same level as in Standard Lifting.

Operational EBIT and margin (excluding capital gain in Q2) by Business Area

	Q3 2007 MEUR	% of sales	Q3 2006 MEUR	% of sales	1-9 2007 MEUR	% of sales	1-9 2006 MEUR	% of sales
Service	21.3	13.6	14.4	10.5	54.4	11.9	35.4	9.7
Standard Lifting	28.0	15.8	15.3	10.0	69.5	14.1	35.2	8.8
Heavy Lifting	4.5	3.8	8.3	6.6	18.4	5.1	19.5	6.0
./. Group overheads	-5.9	-1.4	-5.8	-1.5	-24.6	-2.0	-22.0	-2.2
./. Elimination of internal profit	-2.3		-1.0		-3.3		-1.9	
Total	45.5	10.7	31.2	8.1	114.4	9.3	66.2	6.5

January-September EBITDA was EUR 149.7 (81.8) million, including the capital gain of EUR 17.6 million, or 12.2 (7.0) percent of sales. Depreciations amounted to EUR 17.8 (15.6) million. The increase in depreciations was mainly attributable to the growth of operations.

The share of associated companies' result amounted to EUR 0.7 (0.4) million.

Group interest costs (the net of interest income and expenses) were EUR 7.3 (7.4) million.

Group income after financing items was EUR 121.9 (58.5) million. Income taxes were EUR 35.4 (17.5) million, corresponding to an effective tax rate of approximately 29 percent for the year.

Group net income was EUR 86.6 (40.9) million. Basic earnings per share totaled EUR 1.45 (0.70), and diluted earnings per share were EUR 1.43 (0.69).

On a rolling twelve-month basis, return on capital employed was 42.0 (26.6) percent, and return on equity 47.5 (34.7) percent.

Group costs

January-September unallocated Group overhead costs were EUR 24.6 (22.0) million, representing 2.0 (2.2) percent of net sales. These costs consist mainly of common development costs (personnel, R&D, systems), treasury and legal functions, development of the company structure (M&A), and Group management and administration.

Cash flow and balance sheet

January-September cash flow from operations before financing items and taxes was EUR 126.7 (76.6) million, or EUR 2.12 (1.32) per share. Net working capital amounted to EUR 215.8 (Q3/06:205.4) million. This represents 12.8 (15.8) percent of the latest twelve-month sales.

Cash flow from financing items and taxes in January-September was EUR -40.1 (-17.8) million. Net cash flow from operating activities was EUR 86.6 (58.8) million, representing EUR 1.45 (1.01) per share.

Cash flow from capital expenditures, including acquisitions and divestitures, amounted to EUR 2.0(-57.9) million. The cash flow from the sale of real estate is included in this figure. The cash-based capital expenditures in fixed assets

were EUR 15.8 (9.3) million. Of this, EUR 4.1 (2.0) million was booked in the third quarter.

The parent company paid EUR 26.7 (15.8) million in dividends in the first quarter.

Interest-bearing debt was EUR 122.9 (202.4) million. Interest-bearing net debt was EUR 64.2 (147.0) million. Gearing decreased to 22.4 (75.8) percent. The Solidity (equity) ratio was 35.4 (25.7) percent and the current ratio was 1.4 (1.3).

The Group has a EUR 200 million committed back-up financing facility to secure running liquidity. At the end of the third quarter, EUR 56.4 (end-2006: 100.9) million was in use.

Exchange rate impact and sensitivity

Changes in currency exchange rates had a slight negative effect on reported third quarter figures. Currency hedging absorbed part of the impact of the stronger euro. The strengthening of the euro rate will have a more significant negative impact in the fourth quarter.

The annual negative impact of a one percent weakening of the USD/EUR rate is roughly one million euro in pre-tax profits. This includes both transactional and translation effects.

The consolidation exchange rates of some important currencies for the Group developed as follows:

The period end rates:

	Q3 2007	Q3 2006	Change percent
USD	1.4179	1.266	-10.71
CAD	1.4122	1.4136	0.10
GBP	0.6968	0.6777	-2.74
CNY	10.6429	10.007	-5.98
SGD	2.1066	2.0076	-4.70
SEK	9.2147	9.2797	0.71
NOK	7.7185	8.235	6.69
AUD	1.6073	1.6992	5.72

The period average rates:

	Q3 2007	Q3 2006	Change percent
USD	1.3443	1.2447	-7.41
CAD	1.4838	1.4094	-5.01
GBP	0.6764	0.6845	1.20
CNY	10.2990	9.968	-3.21
SGD	2.0492	1.989	-2.94
SEK	9.2369	9.2938	0.62
NOK	8.0624	7.975	-1.08
AUD	1.6371	1.6643	1.66

The Group continued its currency hedging policy in order to minimize currency risk relating to non-euro nominated export and import from or to the euro zone. Hedging was mainly carried out through currency forward exchange transactions.

Capital expenditure

January-September capital expenditure, excluding acquisitions, was EUR 18.1 (10.5) million. Third quarter capital expenditure was EUR 5.3 (3.0) million. This expenditure consisted mainly of replacement or capacity expansion investments on machines, equipment and information technology. January-September capital expenditure in acquisitions was EUR 17.2 (64.1) million.

Personnel and personnel development

At the end of September, the Group employed 8,284 (7,444) persons. The average number of personnel was 7,905 (6,687) in January-September 2007. Since the end of June 2007, the number of employees increased by 301, of which approximately half were service technicians.

Personnel by Business Area, end of period

	Q3 2007	Q3 2006	Change percent
Service	4,390	3,873	13.3
Standard Lifting	2,412	2,362	2.1
Heavy Lifting	1,269	1,046	21.3
Group Staff	213	163	30.7
Total	8,284	7,444	11.3

Changes in Management

In June, Mr. Teo Ottola (MSc) was appointed as Chief Financial Officer (CFO). His areas of responsibility are business control, accounting, financing and investor relations. Mr. Ottola is a member of the Konecranes Group Executive Board. He reports to Pekka Lundmark, President & CEO. Mr. Ottola started in his new position on 20 August 2007.

After the period under review, Konecranes Group Director, Administration and Business Development and member of the Group Executive Board, Arto Juosila informed that he will leave his position to pursue personal interests. Mr Juosila has worked for Konecranes more than 27 years. Mr Juosila's responsibilities will initially be divided between existing Executive Board members.

Sale of Real Estate

Konecranes finalized the sale of properties located in Hyvinkää, Hämeenlinna and Urjala, Finland, in April, 2007. The Konecranes companies operating in the sold facilities in Hyvinkää and Hämeenlinna have continued their normal operations in these facilities under long-term rental agreements.

The aggregate sales price for the facilities was approximately EUR 31.4 million. Konecranes booked a capital gain of EUR 17.6 million in EBIT on the transaction.

Risks

Konecranes' main risks regarding 2007 sales and profitability are the availability and prices of certain subcontracted components.

Labor costs and the difficulty to recruit skilled personnel is a cause of some uncertainty regarding Service's sales and profitability.

Litigations

Konecranes is a party to various litigations and disputes relating to its normal business in different countries. At the moment, Konecranes does not expect any of these ongoing litigations or disputes to have a material effect on the profits or future outlook of the Group.

Incentive Programs and Share Capital

Konecranes has five ongoing stock option plans (1997, 1999, 2001, 2003 and 2007). During the second quarter of 2007, Konecranes distributed 987,500 2007A options to some 100 key employees in accordance with the authorization given to the Board of Directors by the Annual General Meeting in March 2007. The options entitle to subscribe one Konecranes share per option, at the subscription price of EUR 25.72 (the weighted average share price in April 2007) per share. The subscription period for the 2007A options is from 2 May, 2009 to 30 April, 2011. In total, the option plans include approximately 340 key employees. The terms and conditions of the stock option programs are available on the corporate website at www.konecranes.com.

Pursuant to Konecranes' stock option plans, 125,000 new shares were subscribed for and registered in the Finnish Trade Register during the third quarter of 2007. Because of the subscriptions, the number of shares increased to 60,791,580. In accordance with the resolution of the AGM, the subscription price has been booked in its entirety to the paid in capital, and Konecranes' share capital remained at EUR 30,072,660.

The remaining 1997, 1999B, 2001B, 2003B, 2003C and 2007A stock options at the end of the accounting period entitle to the subscription of a total of 2,287,240 shares.

Own Shares in the Company's Possession

At the end of September, 2007, Konecranes held 742,600 of the company's own shares. This corresponds to 1.2 percent of the company's total outstanding shares and votes. The shares were bought back between February 20 and March 5, 2003.

Shares and trading volume

Konecranes' share price increased by 26.5 percent during January-September 2007, and closed at EUR 28.21. The period high was EUR 34.90 and period low EUR 20.68. The volume-weighted average share price during the period was EUR 27.31. In the same period, the OMX Helsinki Index rose 27.7 percent, the OMX Helsinki Cap Index 14.5 percent, and the OMX Helsinki Industrials Index 16.5 percent.

At the end of September 2007, Konecranes' total market capitalization was EUR 1,715 million, including own shares in the company's possession, making it the 25th largest company on the Helsinki Stock Exchange.

The trading volume totaled 89.0 million shares, representing a turnover velocity of 193 percent. Total trading amounted to EUR 2,422 million, which was the 20th highest on the Helsinki Exchange. The daily average trading volume was 470,954 shares, representing a daily average turnover of EUR 12.8 million.

Flagging notifications

On 19 September, 2007 JPMorgan Chase & Co and its subsidiaries had decreased their holding to 3 020 039 Konecranes shares, being 4.97 % of the share capital and voting rights of Konecranes Plc. JPMorgan Chase & Co. and its direct and indirect subsidiaries were in possession of 5.497 % of the share capital and the voting rights of Konecranes Plc on 29 March, 2007.

On 10 August, 2007 Fidelity International Limited and its direct and indirect subsidiaries had increased their holding to 3 211 878 Konecranes shares. This holding corresponds to 5.29 % of the share capital and voting rights of Konecranes Plc.

On 26 July, 2007 Fidelity International Limited and its direct and indirect subsidiaries had decreased their holding to 3 011 708 Konecranes shares. This holding corresponds to 4.96 % of the share capital and voting rights of Konecranes Plc. Fidelity International Limited and its direct and indirect subsidiaries were in possession of 6.89 % of the share capital and the voting rights of Konecranes Plc on 19 January, 2007.

Outlook for 2007

The scheduled equipment and service deliveries are expected to boost Q4/2007 sales well over sales in Q3/2007 and also Q4/2006. Total year 2007 sales growth is expected to be somewhat below 20 %, with improved profitability.
The 2007 Group EBIT margin is expected to be close to or to slightly exceed 9.5 percent excluding the 17.6 MEUR capital gain on the sale of real estate.

Konecranes' main risks regarding 2007 sales and profitability are the availability and prices of certain subcontracted components.

Konecranes Plc
Board of Directors

Disclaimer

Certain statements in this report, which are not historical fact, including, without limitation those regarding expectations for market growth and developments, expectations for growth and profitability and statements preceded by "believes", "expects", "anticipates", "foresees" or similar expressions, are forward-looking statements. Therefore, they involve risks and uncertainties, which may cause actual results to materially differ from the results expressed in such forward-looking statements. Such factors include but are not limited to the company's own operating factors, industry conditions and general economic conditions.

Important Orders

Strengthened position in the container crane market in the Baltic Sea area

In July, Konecranes received an order from the Finnish container terminal operator Steveco Oy for one ship-to-shore (STS) crane with a long-term service agreement. The crane will be delivered to Steveco's new container terminal in Vuosaari, Finland, during the fall of 2008.

In September and October, Konecranes signed two contracts to supply two STS cranes and six RTG (rubber tired gantry) cranes to the cargo terminal OJSC Petrolesport (PLP) in St. Petersburg, Russia. The cranes will be delivered in mid-2008. PLP is one of the largest stevedoring companies in the port of St.

Petersburg. The terminal already has six Konecranes cranes in its fleet, one STS and five RTGs.

In October, Konecranes received orders for five STS cranes and fourteen RTGs to three container terminals of National Container Company (NCC) in Russia. The total value of the orders is over EUR 40 million. Delivery will take place during 2008 and 2009. In 2006 and in the first half of 2007, NCC ordered four STS cranes for its terminal in St. Petersburg. Konecranes will deliver two of these at the end of 2007, and two in 2008.

First straddle carrier orders

In July and August, Konecranes received its first orders for the newly launched straddle carrier. The first order was from the Finnish container terminal operator Steveco Oy, and comprised three straddle carriers, with a long-term service agreement.

The second order was from German Eurogate Container Terminal Hamburg GmbH. The order comprises ten straddle carriers and a service agreement for the warranty period. Deliveries will take place in February 2008. Eurogate Group is the largest terminal operator in Europe. The equipment will be delivered to the Hamburg terminal. This is Konecranes' first crane delivery to Eurogate.

The straddle carriers represent the latest technology on the market, including new steering and brake systems developed by Konecranes. The cranes have a lifting capacity of 50 metric tons, and can stack containers 1 over 3 high.

Increasing shipyard investments

Konecranes received orders totaling over EUR 20 million from four South Korean shipyards in September 2007. Hyundai Samho Heavy Industries Co. Ltd, Samsung Heavy Industries Co. Ltd, Hanjin Heavy Industries & Construction Co. Ltd, and Daehan Shipbuilding Co. Ltd. ordered the design, project supervision and components for eight Goliath gantry cranes. Deliveries are scheduled for spring 2008. The largest of the cranes ordered has a lifting capacity of 1500 metric tons. All four shipyards already use Konecranes' Goliath gantry cranes, which can have rail spans of up to 216 meters and lifting heights of up to 98 meters.

RTG orders from Malta Freeport Terminals

In August, Malta Freeport Terminals decided to exercise its option to order ten RTGs, in addition to the 20 Konecranes RTGs in its fleet. Deliveries will start in the second quarter of 2008. Malta Freeport Terminals is owned by the CMA CGM in France, the third largest container shipping company in the world.

Process crane orders to China

Konecranes received orders from several different industry segments in China during the third quarter. The customers included China Sanbian Holdings Limited, general manufacturing, Cosma Automotive (Shanghai) Co., Ltd, automotive, Metso Paper (Guangzhou) Co., Ltd, general manufacturing, and China Everbright International Co., Ltd, waste to energy.

Active investment in Russian process industries

Konecranes received orders for 17 high-capacity process cranes from Russia in the third quarter. The customers included the steel mills Ashinskij Steel Factory and Steelcom.

Energy plant orders in India and Germany

Suzlon Energy in India ordered nine EOT cranes with capacities ranges of 8-130 metric tons and spans of 20-30 meters.

E.O.N. ordered two EOT cranes for its power plant Datteln, Germany

Orders to South East Asia

Mitsubishi Heavy Industries ordered a turbine hall crane for its Muara Karang Power Pant project in Indonesia.

Asia's largest integrated pulp & paper producer Asia Pulp & Paper placed an order for a second 120 metric ton crane for its Indah Kiat mill in Sumatra, Indonesia.

Toshiba Plant Systems & Services ordered two turbine hall cranes for its Nam Ngum 2 hydro power plant project in Laos.

CONSOLIDATED STATEMENT OF INCOME - IFRS

EUR million	7-9/ 2007	7-9/ 2006	1-9/ 2007	1-9/ 2006	1-12/ 2006
Sales	424.4	385.8	1 227.0	1 022.4	1 482.5
Other operating income	0.6	0.6	19.5	1.5	2.0
Depreciation and impairments	-5.7	-5.6	-17.8	-15.6	-22.5
Other operating expenses	-373.8	-349.6	-1 096.8	-942.2	-1 356.5
Operating profit	45.5	31.2	131.9	66.2	105.5
Share of result of associates and joint ventures	0.4	0.1	0.7	0.4	0.7
Financial income and expenses	-4.3	-2.4	-10.7	-8.1	-11.1
Profit before taxes	41.5	28.9	121.9	58.5	95.1
Taxes	-12.0	-8.7	-35.4	-17.5	-26.5
Net profit for the period	29.5	20.3	86.6	40.9	68.6
Net profit for the period attributable to :					
Shareholders of the parent company	29.5	20.3	86.6	40.9	68.6
Minority interest	0.0	0.0	0.0	0.0	0.0
Earnings per share, basic (EUR)	0.49	0.35	1.45	0.70	1.17
Earnings per share, diluted (EUR)	0.48	0.34	1.43	0.69	1.15

CONSOLIDATED BALANCE SHEET - IFRS

EUR million ASSETS	30.09.2007	30.09.2006	31.12.2006
Non-current assets			
Goodwill	58.4	59.0	54.0
Other intangible assets	61.1	51.4	55.0
Property, plant and equipment	59.4	70.2	67.5
Advance payments and construction in progress	5.1	6.9	9.6
Investments accounted for using the equity method	6.7	6.4	6.3

Available-for-sale investments	2.4	1.6	2.1
Long-term loans receivable	1.0	0.4	0.5
Deferred tax assets	28.1	23.8	24.6
Total non-current assets	222.2	219.8	219.6
Current assets			
Inventories			
Raw material and semi-manufactured goods	106.2	94.3	92.7
Work in progress	137.2	123.3	103.5
Advance payments	25.0	19.4	30.4
Total inventories	268.3	237.0	226.6
Account receivables	307.9	258.1	324.2
Loans receivable	0.3	0.2	0.2
Other receivables	23.2	24.3	27.0
Deferred assets	90.8	100.8	76.9
Cash and cash equivalents	57.3	54.8	44.4
Total current assets	747.8	675.2	699.4
TOTAL ASSETS	970.1	895.0	919.0
EQUITY AND LIABILITIES	30.09.2007	30.09.2006	31.12.2006
Capital and reserves attributable to the shareholders of the parent			
Share capital	30.1	29.9	30.0
Share premium account	39.3	36.9	39.0
Share issues	0.0	0.0	0.0
Fair value reserves	4.2	2.4	3.7
Translation difference	-9.2	-3.7	-5.8
Paid in capital	5.6	0.0	0.5
Retained earnings	130.4	87.5	87.7
Net profit for the period	86.6	40.9	68.6
Total Shareholders' equity	287.1	193.9	223.7
Minority interest	0.1	0.1	0.1
Total equity	287.1	194.0	223.7
Liabilities			
Non-current liabilities			
Interest-bearing liabilities	74.2	94.9	120.9
Other long-term liabilities	57.6	60.0	58.7
Deferred tax liabilities	19.9	16.8	20.0
Total non-current liabilities	151.8	171.6	199.6
Provisions	30.5	27.6	28.2
Current liabilities			
Interest-bearing liabilities	48.6	107.5	52.4
Advance payments received	158.7	140.4	128.9
Progress billings	2.0	2.9	7.0
Accounts payable	98.5	94.2	113.6
Other short-term liabilities (non-interest bearing)	25.2	18.1	23.0
Accruals	167.6	138.7	142.5
Total current liabilities	500.7	501.8	467.4
Total liabilities	682.9	701.0	695.2
TOTAL EQUITY AND LIABILITIES	970.1	895.0	919.0

KEY FIGURES	30.09.2007	30.09.2006	31.12.2006
Gearing %	22.4	75.8	57.3
Solidity %	35.4	25.7	28.3
Return on capital employed %, Rolling 12 Months (R12M)	42.0	26.6	29.5
Return on equity %, Rolling 12 Months (R12M)	47.5	34.7	36.5
Equity/share, EUR	4.78	3.29	3.77
Current ratio	1.4	1.3	1.4

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - IFRS

MEUR	Share capital	Share premium account	Share issues	Fair value Reserves	Translation Difference
Balance at 1 January, 2006	29.0	26.5	0.0	-4.9	-1.2
Option exercised	0.9	10.4			
Share issue			0.0		
Dividend distribution					
Cash flow hedge				7.4	
Translation difference					-2.5
Share based payments recognized against equity					
Minority interest					
Net profit for the period					
Balance at 30 September, 2006	29.9	36.9	0.0	2.4	-3.7
Balance at 1 January, 2007	30.0	39.0	0.0	3.7	-5.8
Option exercised	0.0	0.3			
Share issue					
Dividend distribution					
Cash flow hedge				0.5	
Translation difference					-3.4
Share based payments recognized against equity					
Minority interest					
Net profit for the period					
Balance at 30 September, 2007	30.1	39.3	0.0	4.2	-9.2

MEUR	Paid in Capital	Retained Earnings	Minority interest	Total Equity
Balance at 1 January, 2006	0.0	102.7	0.1	152.1
Option exercised				11.3
Share issue				0.0
Dividend distribution		-15.8		-15.8
Cash flow hedge				7.4
Translation difference				-2.5
Share based payments recognized against equity		0.6		0.6
Minority interest				0.0
Net profit for the period		40.9		40.9
Balance at 30 September, 2006	0.0	128.4	0.1	194.0
Balance at 1 January, 2007	0.5	156.3	0.1	223.7
Option exercised	5.1			5.5
Share issue				0.0
Dividend distribution		-26.7		-26.7
Cash flow hedge				0.5

Translation difference				-3.4
Share based payments recognized against equity		0.9		0.9
Minority interest			0.0	0.0
Net profit for the period		86.6		86.6
Balance at 30 September, 2007	5.6	217.0	0.1	287.1

CONSOLIDATED CASH FLOW STATEMENT - IFRS EUR million	1-9/2007	1-9/2006	1-12/2006
Cash flow from operating activities			
Operating income	131.9	66.2	105.5
Adjustments to operating profit			
Depreciation and impairments	17.8	15.6	22.5
Profits and losses on sale of fixed assets	-17.8	-0.1	-0.3
Other non-cash items	-0.4	0.2	2.0
Operating income before chg in net working capital	131.6	81.9	129.7
Change in interest-free short-term receivables	4.9	-20.4	-69.1
Change in inventories	-41.9	-56.6	-48.2
Change in interest-free short-term liabilities	32.1	71.7	101.9
Change in net working capital	-4.8	-5.3	-15.4
Cash flow from operations before financing items and taxes	126.7	76.6	114.2
Interest received	1.7	1.1	2.1
Interest paid	-9.1	-6.4	-11.5
Other financial income and expenses	-1.7	-0.8	-1.4
Income taxes paid	-31.0	-11.6	-22.1
Financing items and taxes	-40.1	-17.8	-32.8
Net cash from operating activities	86.6	58.8	81.4
Cash flow from investing activities			
Acquisition of Group companies, net of cash	-13.5	-48.6	-48.3
Acquisition of shares in associated company	0.0	-0.2	-0.2
Investments in other shares	-0.5	-0.1	-0.6
Capital expenditures	-15.8	-9.3	-17.1
Proceeds from sale of fixed assets	31.8	0.1	1.2
Dividends received	0.0	0.2	0.1
Net cash used in investing activities	2.0	-57.9	-64.8
Cash flow before financing activities	88.6	0.9	16.6
Cash flow from financing activities			
Proceeds from options exercised and share issues	5.5	11.3	14.1
Proceeds from (+), payments of (-) long-term borrowings	-49.3	62.3	88.5
Proceeds from (+), payments of (-) short-term borrowings	-3.5	-47.1	-101.8
Proceeds from (-), payments of (+) short-term receivables	-0.7	-0.1	-0.2

Dividends paid	-26.7	-15.8	-15.8
Net cash used in financing activities	-74.7	10.6	-15.2
Translation differences in cash	-1.0	-0.7	-1.0
Change of cash and cash equivalents	13.0	10.8	0.3
Cash and cash equivalents at beginning of period	44.4	44.0	44.0
Cash and cash equivalents at end of period	57.3	54.8	44.4
Change of cash and cash equivalents	13.0	10.8	0.3

The effect of changes in exchange rates has been eliminated by converting the beginning balance at the rates current on the last day of the year.

SEGMENT INFORMATION

1. BUSINESS SEGMENTS

EUR million

Order Intakes by Business Area	1-9/ 2007	% of total	1-9/ 2006	% of total	R12M*	% of total	1-12/ 2006	% of total
Service 1)	425.1	29	326.1	28	547.6	29	448.5	29
Standard Lifting	597.4	40	455.1	39	735.1	39	592.7	38
Heavy Lifting	465.4	31	390.4	33	594.2	32	519.2	33
./. Internal	-86.9		-66.2		-108.4		-87.7	
Total	1401.0	100	1105.3	100	1768.6	100	1472.8	100

1) Excl. Service Contract Base

Order Book total 2)	30.09. 2007	30.09. 2006	31.12. 2006
Total	794.8	681.9	571.6

2) Percentage of completion deducted

Sales by Business Area	1-9/ 2007	% of total	1-9/ 2006	% of total	R12M*	% of total	1-12/ 2006	% of total
Service	455.7	35	365.1	33	617.1	34	526.6	33
Standard Lifting	491.8	38	398.9	37	651.3	36	558.4	35
Heavy Lifting	361.4	28	328.1	30	524.1	29	490.8	31
./. Internal	-81.9		-69.7		-105.5		-93.3	
Total	1227.0	100	1022.4	100	1687.1	100	1482.5	100

Operating Profit (EBIT) by Business Area without gain on the sale of real estate	1-9/ 2007		1-9/ 2006		R12M*		1-12/ 2006	
	MEUR	Ebit %	MEUR	Ebit %	MEUR	Ebit %	MEUR	Ebit %
Service	54.4	11.9	35.4	9.7	72.0	11.7	53.0	10.1
Standard Lifting	69.5	14.1	35.2	8.8	85.7	13.2	51.5	9.2
Heavy Lifting	18.4	5.1	19.5	6.0	32.4	6.2	33.6	6.8
Group costs	-24.6		-22.0		-34.2		-31.6	
Consolidation items	-3.3		-1.9		-2.3		-0.9	
Total	114.4	9.3	66.2	6.5	153.7	9.1	105.5	7.1

*R12M = Rolling 12 Months

Total Operating Profit (EBIT) by Business Area	1-9/ 2007		1-9/ 2006		R12M*		1-12/ 2006	
	MEUR	Ebit %	MEUR	Ebit %	MEUR	Ebit %	MEUR	Ebit %
Service	55.2	12.1	35.4	9.7	72.8	11.8	53.0	10.1
Standard Lifting	78.4	15.9	35.2	8.8	94.6	14.5	51.5	9.2
Heavy Lifting	26.3	7.3	19.5	6.0	40.3	7.7	33.6	6.8
Group costs	-24.6		-22.0		-34.2		-31.6	
Consolidation items	-3.3		-1.9		-2.3		-0.9	
Total	131.9	10.8	66.2	6.5	171.2	10.2	105.5	7.1

*R12M = Rolling 12 Months

Personnel by Business Area (at the end of the Period)	30.09. 2007	% of total	30.09. 2006	% of total	31.12. 2006	% of total
Service	4390	53	3873	52	3923	52
Standard Lifting	2412	29	2362	32	2333	31
Heavy Lifting	1269	15	1046	14	1131	15
Group staff	213	3	163	2	162	2
Total	8284	100	7444	100	7549	100
Average number of personnel during period	7905		6687		6859	

2. GEOGRAPHICAL SEGMENTS

EUR million

Sales by Market	1-9/ 2007	% of total	1-9/ 2006	% of total	R12M*	% of total	1-12/ 2006	% of total
Europe-Middle East-Africa (EMEA)	653.8	53.3	553.2	54	881.6	52	781.0	53
Americas (AME)	430.2	35.1	343.8	34	598.7	35	512.3	35
Asia-Pacific (APAC)	143.0	11.7	125.3	12	206.8	12	189.1	13
Total	1227.0	100.0	1022.4	100	1687.1	100	1482.5	100

NOTES:

INVESTMENTS

EUR million	1-9/2007	1-9/2006	1-12/2006
Investments Total (excl. Acquisitions)	18.1	10.5	16.3

NET INTEREST BEARING LIABILITIES

EUR million	30.09.2007	30.09.2006	31.12.2006
Long- and short-term interest bearing liabilities	-122.9	-202.4	-173.3
Cash and cash equivalents and other interest bearing assets	58.7	55.4	45.0
Total	-64.2	-147.0	-128.2

CONTINGENT LIABILITIES AND PLEDGED ASSETS

EUR million	30.09.2007	30.09.2006	31.12.2006
Contingent liabilities			
For own debts			
Mortgages on land and buildings	0.0	5.9	0.7

For own commercial obligations			
Pledged assets	1.2	1.9	1.1
Guarantees	227.9	131.7	136.3
Other contingent liabilities and financial liabilities			
Leasing liabilities			
Next year	16.0	37.6	11.1
Later on	55.4	1.1	26.0
Other	1.1	0.0	1.0
Total	301.6	178.2	176.2

Leasing contracts follow the normal practices in corresponding countries.

Total by category			
Mortgages on land and buildings	0.0	5.9	0.7
Pledged assets	1.2	1.9	1.1
Guarantees	227.9	131.7	136.3
Other liabilities	72.5	38.7	38.1
Total	301.6	178.2	176.2

Contingent liabilities relating to litigations

Konecranes is party to routine litigation incidental to the normal conduct of business. In the opinion of management, the outcome of and liabilities in excess of what has been provided, in the aggregate, are not likely to be material to the financial condition or results of operations, taking also into account the insurance arrangements the group has in place.

NOTIONAL AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

EUR million	9/2007 Nominal value	9/2007 Fair value	9/2006 Nominal value	9/2006 Fair value	12/2006 Nominal value	12/2006 Fair value
Foreign exchange forward contracts	216.7	4.7	250.8	1.7	279.7	3.0
Electricity derivatives	1.4	0.2	0.9	0.5	1.1	0.1
Total	218.2	5.0	251.7	2.2	280.8	3.1

Derivatives are used for hedging currency and interest rate risks, as well as the risk of electricity price fluctuations. The Company applies hedge accounting on the derivatives used to hedge cash flows in Heavy Lifting projects.

ACQUISITIONS

During the first half of 2007, Konecranes made a few smaller business acquisitions. The most important of these was the acquisition of Straddle carrier manufacturer in Germany, Consens Transport Systeme. Additionally in January, Konecranes signed an agreement to acquire the maintenance service business of a small Swedish-based company, El&Travers. In March, Konecranes made an asset purchase agreement with the Spanish company Sistemas de Elevación, operating in the field of port service.
During the third quarter, Konecranes made four acquisitions. On 31 July, Konecranes acquired the Finnish container-handling software specialist Savcor One Oy. The company, which is part of the Savcor Group, is based in Vantaa, Finland, and provides its products and services to more than 20 leading container ports all over the world. In July 2007, Konecranes strengthened its position in the machine tool service (MTS) business by acquiring two MTS companies in Scandinavia, Reftele Maskinservice AB in Sweden and Kongsberg

Automation A/S in Norway. On 31 July, Konecranes signed an agreement to acquire the port service business of Technical Services S.r.l. in Italy.
The preliminary fair values of the identifiable assets and liabilities of the acquired businesses at the date of acquisitions are summarized below.

EUR million	9/2007 Recognized on acquisition	9/2007 Carrying value
Intangible assets	11.2	0.6
Tangible assets	0.6	0.6
Deferred tax assets	0.0	0.3
Inventories	4.8	4.7
Receivables and other assets	1.9	1.9
Cash and bank	1.5	1.5
Total assets	20.0	9.6
Liabilities	5.5	3.1
Net assets	14.5	6.5
Acquisition costs	17.2	
Goodwill	2.7	
Cash outflow on acquisition		
Acquisition costs paid in cash	17.2	
Cash and cash equivalents of acquired companies	1.5	
Net cash flow arising on acquisition	15.7	
Cost of the business combination		
Acquisition costs paid in cash	15.1	
Liabilities assumed	2.1	
Total cost of business combination	17.2	

ACCOUNTING PRINCIPLES

These presented interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.
Konecranes applies the same accounting policies as were applied in the 2006 annual financial statements; except for the change in Segment reporting.
As of January 1, 2007, Konecranes-branded spare parts are reported in the Service Business Area, while they were earlier partly included in Standard Lifting. The geographical Segment reporting structure has also been changed. The new geographical segments are Europe, Middle East, Africa (EMEA), Americas (AME) and Asia-Pacific (APAC). The earlier structure was Nordic and Eastern Europe, EU (excl. Nordic), Americas and Asia-Pacific.

The key figures in this interim financial report are calculated with same accounting principles than in year 2006 annual financial statements. The calculation rules of key figures are presented in the financial statements of the previous year.

The figures presented in the tables below have been rounded to one decimal, which should be taken into account when reading the sum figures.
The interim report has not been subject to audit.

Events on 31 October, 2007

Analyst and press briefing

A luncheon presentation for media and analysts will be held at Konecranes office in Helsinki at 12.00 noon Finnish Time (address: Eteläesplanadi 22 B).

Live webcast

A live webcast of the presentation for analysts and media will begin at 12.00 noon Finnish Time and can be followed at www.konecranes.com.

Internet

This report and presentation material is available on the Internet at www.konecranes.com immediately after publication. A recording of the webcast will be available on the Internet later on the same day.

Next report

Konecranes 2007 financial Statements will be published on 8 February, 2008 10.00 a.m.

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Mr Pekka Lundmark, President and CEO, tel. +358-20 427 2000
Mr Teo Ottola, Chief Financial Officer, tel. +358-20 427 2040,
Mr Paul Lönnfors, IR Manager, tel. +358-20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

ARTO JUOSILA TO LEAVE KONECRANES

Konecranes Group Director, Administration and Business Development and member of the Group Executive Board, Arto Juosila has informed that he will leave his position to pursue personal interests. Mr Juosila has worked for Konecranes more than 27 years. Mr Juosila's responsibilities will initially be divided between existing Executive Board members.

"I would like to warmly thank Mr Juosila for his personal commitment and contribution over the years, as well as for his long career in several important management positions in Konecranes", says Konecranes President and CEO Pekka Lundmark.

Mr Juosila's resignation is effective as of 31 December, 2007.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2006, Group sales totaled EUR 1483 million. The Group has 8,000 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Pekka Lundmark, president and CEO, tel. +358 20 427 2000

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

END